SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 12)
Under the Securities and Exchange Act of 1934


BLACKROCK BROAD INVESTMENT GRADE 2009 TERM TRUST
BCT
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09247Q106
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
14 Tobey Village Office Park
Pittsford,  New York   14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2001
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1 (b) (3) or (4), check the following box. [x]

(Page 1 of 4 pages)
There are no exhibits.










ITEM 1	Security and Issuer
		Common Stock
		BlackRock Broad Investment Grade 2009 Term Trust
		BlackRock Financial Management L.P.
		345 Park Ave., 31st Floor
		New York, New York  10154


ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		    ("KIM")
		    George W. Karpus, President, Director and Controlling Stockholder
		    JoAnn VanDegriff, Vice President and Director
		    Sophie Karpus, Director
		b) 14 Tobey Village Office park
		    Pittsford, New York   14534
		c) Principal business and occupation - Investment Management for
		    individuals, pension and profit sharing plans, corporations,
		   endowments, trust and others, specializing in conservative asset
		   management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus
		    ("the Principals") or KIM has been convicted in the past five years of
		    any criminal proceeding (excluding traffic violations).
		e) During the last five years none of the principals or KIM has been a
		    party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining
    future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a  United States citizen.
		    KIM is a New York corporation.

ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of BCT
		on behalf of accounts that are managed by KIM ("the Accounts") under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.

ITEM 4	Purpose of Transaction
		KIM  has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of BCT fit the investment guidelines for various
		Accounts.  Shares have been acquired since March 2, 1995 at an initial
		price of $10.625 per share.

ITEM 5	Interest in Securities of the Issuer
		a) As of the date of this Report, KIM owns 169,000 shares, which
		    represents 5.72% of the outstanding Shares.  None of the Principals
		    presently own shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		    under limited powers of attorney.
c)  Open market purchases or sales for the past 30 days.  There have been no dispositions and no acquisitions, other than by such open market purchases, during such period unless indicated.
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
11/6/00
-3100
12

12/1/00
-100
12.375
11/7/00
-800
12.125

12/4/00
-1000
12.375
11/16/00
-100
12.125

12/6/00
2000
12.1875
11/17/00
-150
12.125

12/6/00
400
12.125
11/28/00
-1200
12.375

12/7/00
-400
12.375
11/29/00
-700
12.375

12/8/00
-200
12.375
11/30/00
-100
12.375

12/11/00
-2000
12.375




12/12/00
-300
12.375




12/27/00
700
12.375




12/29/00
-500
12.875
The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.   None of the Accounts has an interest in
		shares constituting more than 5% of the Shares outstanding.

ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of BCT securities.

ITEM 7	Materials to be Filed as Exhibits
		Not applicable.

Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

						Karpus Management, Inc.


January 8, 2001            		       By: _____________________
          Date						   Signature

						 Scott D. Nasca, Vice President
							   Name / Title